Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

January 23, 2008

Via EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Trian Acquisition I Corp. Amendment No. 6
Registration Statement on Form S-1 (File No. 333-147094)

Ladies and Gentlemen:

     On behalf of Trian Acquisition I Corp., a Delaware corporation (the “Company”), we submit in electronic form for filing the accompanying Amendment No. 6 to the Registration Statement on Form S-1 (“Amendment No. 6” ) of the Company, together with Exhibits, marked to indicate changes from the Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on January 16, 2008.

     Amendment No. 6 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a telefacsimile from Gabriel Eckstein, dated January 22, 2008. The discussion below is presented in the order of the numbered comments in the comment letter. Certain terms set forth in this letter are used as defined in Amendment No. 6. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 6 and to the prospectus included therein.

     The Company has asked us to convey the following as its responses to the Staff:

Risk Factors, page 29
Risks Related to Our Structure, page 29

     1. It appears that stockholders other than public stockholders may vote to extend the time to consummate a business combination to up to 30 months. Please disclose as a risk factor how public stockholders may not control the issue of extension because others may vote on the matter due to existing shareholdings or subsequent security issuances. Also, if the provision is unlike terms of typical blank check firm commitment offerings,

Trian Acquisition I Corp.

please highlight this difference in the risk factor caption and explain the reasons for and effects of the differences in the risk factor text.

     Response to Comment 1

     The registration statement has been revised in response to the staff’s comment to clarify that the public stockholders will control the outcome of any vote on a proposed extension because the sponsor, the officers and directors and the other current stockholders of the company and their permitted transferees will agree to vote all of the shares included in the sponsor units in accordance with the majority of votes cast by the public stockholders (and thus will not influence the outcome by voting such shares). The registration statement has also been revised to clarify that the Company is not permitted to issue shares of common stock or other securities that vote as a class with the common stock in respect of any proposed extension. Finally, the registration statement has been revised to include an explanation in the risk factor that the sponsor, Trian Partners and other current stockholders may influence the outcome of a proposal to extend the Company’s corporate existence if and to the extent they acquire shares sold in the initial public offering and become public stockholders. The Company believes these terms are similar to those in other blank check offerings that include an extension feature. Please see pages 29 and 30 of Amendment No. 6.

Conversion rights, page 77

     2. Please expand the addition you made to this section so that investors can understand the material implications of it.

     Response to Comment 2

     The registration statement has been revised in response to the Staff’s comment. Please see pages 77 and 107 of Amendment No. 6. The addition made on page 77 of the Registration Statement is simply a restatement of Delaware law and does not alter the rights of investors in any manner. Under Delaware General Corporation Law Section 160, a corporation generally may only redeem or purchase, its own shares of capital stock for cash or other property when the capital of the corporation is not impaired and when the redemption or purchase would not cause the capital of the corporation to be impaired. Capital is impaired when the net assets of the corporation (total assets in excess of total liabilities) do not exceed the capital of the corporation (generally defined to be the aggregate par value of its outstanding shares).

Extension of time, page 106

     3. In the second paragraph, you state that the result of the vote for extension is based on the majority of outstanding shares. In the fourth paragraph, you state that the result is based on the number shares voted. Please reconcile here and throughout your document.

Trian Acquisition I Corp.

     Response to Comment 3

     The registration statement has been revised in response to the Staff’s comment. Please see pages 77 and 107 of Amendment No. 6.

* * * *

     If you have any questions concerning the above responses, please do not hesitate to contact either John C. Kennedy at (212) 373-3025 or the undersigned at (212) 373-3124.

Sincerely,

/s/ David S. Huntington

David S. Huntington

cc:	John C. Kennedy, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
Brian L. Schorr, Esq.
Trian Acquisition I Corp.
Raymond B. Check, Esq.
Cleary Gottlieb Steen & Hamilton LLP